UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hawaiian Electric Industries, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

419870100
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

CUSIP No. 419870100

1		NAME OF REPORTING PERSONS Zimmer Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,000,000 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,000,000 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7%**
12		TYPE OF REPORTING PERSON* IA, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 419870100

1		NAME OF REPORTING PERSONS Zimmer Financial Services Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,000,000 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,000,000 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7%**
12		TYPE OF REPORTING PERSON* HC, OO

CUSIP No. 419870100

1		NAME OF REPORTING PERSONS Zimmer Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,000,000 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,000,000 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7%**
12		TYPE OF REPORTING PERSON* HC, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 419870100

1		NAME OF REPORTING PERSONS Stuart J. Zimmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,000,000 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,000,000 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7%**
12		TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Zimmer Partners, LP, a Delaware limited partnership (the “Investment Manager”), Zimmer Financial Services Group LLC, a Delaware limited liability company (“ZFSG”), Zimmer Partners GP, LLC, a Delaware limited liability company (the “GP”), and Stuart J. Zimmer (collectively, the “Reporting Persons”).  ZFSG is the sole member of the GP. Stuart J. Zimmer, and a trust for his benefit are the sole members of ZFSG.  The GP is the general partner of the Investment Manager.  The Investment Manager is the investment manager of ZP Master Utility Fund, Ltd. (the “Zimmer Account”).  This Schedule 13G relates to Common Stock of Hawaiian Electric Industries, Inc., a Hawaiian Corporation, held by the Zimmer Accounts.
Item 1(a)	Name of Issuer.
Hawaiian Electric Industries, Inc. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices.
1001 Bishop Street
Suite 2900
Honolulu, HI 96813

Item 2(a)	Name of Person Filing.
(1) Zimmer Partners, LP
(2) Zimmer Financial Services Group LLC
(3) Zimmer Partners GP, LLC
(4) Stuart J. Zimmer

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
For all Filers:
9 West 57th Street, 33rd Floor
New York, NY 10019

Item 2(c)	Citizenship or Place of Organization.
(1) Zimmer Partners, LP is a Delaware limited partnership.
(2)	Zimmer Financial Services Group LLC is a Delaware limited liability company
(3) Zimmer Partners GP, LLC is a Delaware limited liability company.
(4) Stuart J. Zimmer is a U.S. citizen.

Item 2(d)	Title of Class of Securities.
Common Stock, no par value per share (“Common Stock”)

Item 2(e)	CUSIP Number.
 419870100

Item 3	Reporting Person.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.
(a)	The Reporting Persons may be deemed the beneficial owners of 15,000,000 shares of Common Stock.
(b)
The Reporting Persons may be deemed the beneficial owners of approximately 8.7% of the outstanding shares of Common Stock.  This percentage was determined by dividing 15,000,000 by 172,465,608, which is the number of shares of Common Stock outstanding as of September 30, 2024, as reported in the Issuer’s Form 10-Q filed on November 8, 2024, with the Securities and Exchange Commission.

(c)	The Reporting Persons have the shared power to vote and dispose of the 15,000,000 shares of Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
The Zimmer Accounts have an indirect interest in dividends and/or sale proceeds of the shares of Common Stock held by the Zimmer Accounts.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Report on by the Parent Holding Company or Control Person
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of Group
Not applicable

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated November 12, 2024, among the Investment Manager, ZFSG, the GP and Stuart J. Zimmer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 12, 2024

Zimmer Partners, LP
By: Zimmer Partners GP, LLC, its general partner
By: /s/ Barbara Burger
BARBARA BURGER, Authorized Signatory
Zimmer Financial Services Group LLC
By: /s/ Stuart Zimmer
STUART J. ZIMMER, Director
Zimmer Partners GP, LLC
By: Zimmer Financial Services Group LLC, Sole Member
By: /s/ Stuart Zimmer
STUART J. ZIMMER, Director

/s/ Stuart Zimmer
Stuart J. Zimmer

EXHIBIT 99-1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, no par value per share of Hawaiian Electric Industries, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 12, 2024.

Zimmer Partners, LP
By: Zimmer Partners GP, LLC, its general partner
By: /s/ Barbara Burger
BARBARA BURGER, Authorized Signatory
Zimmer Financial Services Group LLC
By: /s/ Stuart Zimmer
STUART J. ZIMMER, Director
Zimmer Partners GP, LLC
By: Zimmer Financial Services Group LLC, Sole Member
By: /s/ Stuart Zimmer
STUART J. ZIMMER, Director

/s/ Stuart Zimmer
Stuart J. Zimmer